July 12, 2017

Twangiza GFSA Holdings
[Redacted]

Dear Sirs,

Reference is made to that certain amended and restated gold purchase and sale agreement dated as of September 17, 2015 among Twangiza Mining S.A., as Seller, Banro Corporation and Twangiza GFSA Holdings, as Purchaser, as amended, restated or modified from time to time (the “Twangiza Forward”). All capitalized terms not defined hereunder shall have the meaning given to such terms in the Twangiza Forward.

Banro and the Seller have requested that the Purchaser agree to defer certain of their obligations under Section 2.2 of the Twangiza Forward and allow the Seller to deliver the Payable Gold that would otherwise be due during the period July 1, 2017 to December 31, 2017 on the Monthly Delivery Dates following January 1, 2018. The Purchaser has agreed to grant the requested deferral as set out below on the terms and conditions set out below.

Deferral of Deliveries (Section 2.2(a))

Pursuant to Section 2.2(a) of the Twangiza Forward, the Seller is required to deliver the Scheduled Monthly Deliveries to the Purchaser on the Monthly Delivery Dates. The Purchaser agrees that the delivery obligations of the Seller set out in Section 2.2(a) in respect of the period from July 1, 2017 to December 31, 2017 (the “Deferral Period”) shall be deferred to the Monthly Delivery Dates following January 1, 2018 on a pro rata basis and for this purpose the Scheduled Monthly Quantities definition is amended such that 697.640 ounces of Refined Gold shall be delivered on each of the Monthly Delivery Dates following January 1, 2018.

Adjustments to Scheduled Monthly Deliveries

(a)

The Scheduled Monthly Deliveries of 697.640 ounces of Refined Gold shall be split into: (i) 316.805 ounces of Refined Gold, being the “Deferral Adjusted Amount”, and (ii) 380.835 ounces of Refined Gold, being the “Original Entitlement”.

(b)

The Original Entitlement shall be delivered in accordance with the terms of the Twangiza Forward, including with respect to any adjustment for Additional Gold Delivery Amounts in accordance with Section 4.2 of the Twangiza Forward.

(c)

The Deferral Adjusted Amount shall be delivered in accordance with the terms of the Twangiza Forward, provided that the adjustment, if any, for Additional Gold Delivery Amounts shall be determined and calculated to ensure that the Gold Price on the Business Day prior to the Monthly Delivery Date is the greater of: (A) the Minimum Gold Price of $1,100, and (B) the average Gold Price for the Deferral Period.

[Redacted]

General

Each of the covenants of the Seller and Banro contained herein shall also constitute a covenant under the Twangiza Forward and failure to comply herewith shall constitute a Banro Event of Default as set out in the Twangiza Forward (including, for greater certainty, subject to the cure periods set out therein which provisions remain unaffected hereby).

Each of the Parties agrees that save and except as amended by this Letter Agreement, all of the terms of the Twangiza Forward shall continue in full force and effect and shall be binding on the Parties and the Twangiza Forward (as modified hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Letter Agreement, together with the Twangiza Forward, as further modified hereby, contain the entire agreement between the Parties hereto.

Each of the Parties represents and warrants to each other Party that:

(d)	it has the necessary capacity and authority to enter into this Letter Agreement;

(e)	this Letter Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(f)

it has executed this Letter Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Letter Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party); and

(g)

it has read this Letter Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Letter Agreement is being entered into voluntarily for the purpose set out herein.

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Letter Agreement and to any matter or thing contemplated pursuant to this Letter Agreement.

Each of the Parties agrees that the provisions of Sections 13.1 (Disputes and Arbitration), 13.3 (Reimbursement of Expenses), 13.7 (Governing Law), 13.8 (Notices), 13.10 (Amendments), 13.11 (Beneficiaries), 13.14 (Waivers), 13.16 (Assignment) and 13.17 (Counterparts) of the Twangiza Forward shall apply to this Letter Agreement mutatis mutandis as if expressly set out herein.

[Remainder of page intentionally left blank.]

BANRO CORPORATION

Per:	“Rory Taylor”
	Name:	Rory Taylor
	Title:	Chief Financial Officer

TWANGIZA MINING S.A.

Per:	“Desire Sangara”
	Name:	Desire Sangara
	Title:	Chairman of the Board

Countersigned, as evidence of acceptance of the terms and conditions set forth herein, by:

TWANGIZA GFSA HOLDINGS, by its Sole
Director, Gramercy Funds Management LLC

Per:	(signed)
	Name:	[Redacted]
	Title:	[Redacted]

Per:	(signed)
	Name:	[Redacted]
	Title:	[Redacted]